UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K [ ]      Form 20-F      [ ] Form 11-K     [X] Form 10-Q    [ ] Form 10-D      [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended:  March 31, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  __________N/A________________________________________

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I. REGISTRANT INFORMATION

Full name of registrant:
Implant Sciences Corporation

Former name if applicable
N/A

Address of principal executive office (Street and number)
107 Audubon Road

City, State and Zip Code:
Wakefield, Massachusetts  01880-1246

PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

(a) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]
(b)  ((b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant could not without unreasonable effort and expense file its Form 10-Q on or prior to the prescribed filing date of May 15, 2008.  As a result of the Registrant’s decision to discontinue operations in its medical and semiconductor reporting units, a significant amount of additional time was needed to reclassify prior-year financial presentations to report only continued operations.  In addition, as previously disclosed, in the Registrant’s second fiscal quarter, an event occurred which required a formal goodwill impairment assessment.  As a result, the Registrant requires additional time to review with its independent auditors the discontinued operations presentation and the accounting relating to the goodwill impairment assessment.  The timing of this review has in turn prohibited the auditors from completing their quarterly review.  The Registrant expects to file the Form 10-Q within five days after the prescribed due date.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Diane Ryan                                                           781-246-0700
    (Name)                                           (Area  Code)  (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[x]Yes  [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ]Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended March 31, 2008, the Registrant anticipates reporting revenues on continuing operations of $787,000 as compared with $1,121,000 in the comparable prior-year period.  Loss from continuing operations increased to $2,034,000 as compared with $1,082,000 in the prior year period. A more detailed discussion of the Registrant’s results of operations will be included in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q to be filed.

Implant Sciences Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2008                                                                                    By:    /s/  Phillip C. Thomas
Phillip C. Thomas
Chief Executive Officer